Corporate Resources Services, Inc.

160 Broadway

11th Floor

New York, New York 10038

Via EDGAR

Joseph M. Kempf
Senior Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:       Form 10-K for the Fiscal Year Ended September 30, 2009
Filed by Accountabilities, Inc. on December 28, 2009
File No. 0- 307344

Dear Mr. Kempf:

This letter will confirm that, pursuant to your discussion on May 4, 2010 with our counsel, you have agreed to consider the time for Corporate Resources Services, Inc. (“CRS”) to respond to the comment letter regarding the above-referenced Form 10-K.  CRS will respond on or before the revised due date of May 23, 2010. We appreciate the Staff’s time and attention.

If you have any questions or concerns, feel free to call me at  646-443-2380.

Sincerely,

/s/ Jay H. Schecter
Jay H. Schecter Chief Executive Officer